Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Penny Luck Shoes, Inc.
1490 Rusk Rd. #102
Round Rock , TX 78665
www.pennyluckshoes.com

Up to $107,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Penny Luck Shoes, Inc.
Address: 1490 Rusk Rd. #102, Round Rock , TX 78665
State of Incorporation: TX
Date Incorporated: March 31, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $107,000.00 | 53,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Perks*

Early Bird Bonuses:

First 7 days - 10% Bonus Shares

Next 14 days - 5% Bonus Shares

All investors

Will receive a personal letter from Brian thanking investors for their participation.

Investments of $500 or More

Will also receive a Penny Luck Key Chain.*

Investments of $1,000 or More

Will also receive a special edition Penny Luck "owners" shirt.*

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one pair of shoes from our future 2021 collections.**

Investments of $5,000 or More

Will also receive 5% bonus shares and one certificate entitling them to the "Original Investors Club" allowing for early access to new designs and 40% off full priced purchases for life.**

Investments of $25,000 or More

Will also receive 10% bonus shares and one certificate entitling them to one pair of a limited edition "Original Investor Shoe Collection" to be a one of a kind, Brian Munoz design with a lucky twist.**

All perks occur after the offering is completed. Shipping is prepaid for U.S. only.

** "Original Investor Club" discounts will apply only to non discounted products and may be subject to shipping and handling costs. Excludes: customizations, personalizations, resolving costs or any costs associated with charitable donations. Quantity of purchases subject to limitations.

<u>The 10% Bonus for StartEngine Shareholders</u>

Penny Luck Shoes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Penny Luck Shoes, Inc. was founded by Brian Munoz in 2015. Penny Luck produces fine leather goods and shoes for men. We have distinguished ourselves in the market place from competitors by our distinct designs, unique colors, innovative sales channels and our charitable mission to make a difference in the lives of U.S. Veterans.

Our shoes are most known for our quality and our signature lucky penny soles. We incorporate a penny on each shoe and customers have the option to pick the year of their lucky penny. Customers enjoy customizing their penny to commemorate a special year, such as a birth year or anniversary. A portions of proceeds are donated to the Purple Heart Foundation. We take pride in our charitable partnership with the Purple Heart Foundation who uses our contributions each year to help Veterans battling PTSD. In addition to donations, Penny Luck is dedicated to employing Veterans.

Penny Luck has developed innovative sales channels to compliment our commitment to Veterans. We have renovated military Humvee's and use them as sales channels at retail locations as well as events around the country. This concept acts as a revenue generating billboard.

Penny Luck designs everything in house and we source our products from Leon, Mexico. We have a 30-45 day lead time and have extremly reasonable minimums. This allows us to replenish inventory as it's sold.

The company has grown signigicantly from its early days selling shoes out of our garage. In 2015, the company revenues were shy of $8,000.00 In 2018, the company revenues were $244,163.

Over 3,000 pairs sold with 5 star reviews across the board. Penny Luck has proven the concept, identified the market and is positioned to scale. Now, we are seeking additional support to continue our vision.

Competitors and Industry

The shoe industry as a whole is a segment of the fashion industry and contains a lot of different competitors. Specific competitors to Penny Luck include:

Toms shoes - offers mid to low market products and there is room in the market for a premium purpose driven brand. Our cause resonates more with the American consumer.

Taft - Established on wool/leather combination. Their product is very appealing and on trend. Thursday Boots - Honest pricing and high quality at the forefront of their brand.

Nisolo - Ethically sourced is at the forefront of their brand and uses the same factory as us.

What we understand that we believe these other companies don't is that in order to build a legacy brand in this industry that will withstand the test of time you must have one of 3 things:

1. A genuine cause (Toms)

2. A story (Trask)

3. A concept (Christian Louis Vuitton)

We believe Penny Luck has all three.

Current Stage and Roadmap

Penny Luck is 5 years in business and our biggest obstacle is securing funding to scale the business. We grew this company out of our garage less than a year ago and we have not been able to keep up with the growth mainly because of our lack of resources.

Our goal is to continue growing the brand and expanding product offerings to encompass categories where we have identified the largest opportunity for product adoption and market penetration. Some of these include a womans line and the expansion of our accessories line. Raising capital is vital to accomplish this expansion and ensure the scalability of Penny Luck.

The Team

Officers and Directors

Name: Brian Munoz

Brian Munoz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO/Director
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Sourcing, finance, design, marketing and sales. Executive annual salary: $35,522.00. Equity compensation: 80%.

Name: Mark Munoz

Mark Munoz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Responsibilities include inventory management, order fulfillment, event coordination and booking. Executive annual salary: $18,000.00. Equity Compensation: 20% equity

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as Penny Luck Shoes, Inc.) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the footwear/fashion industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Penny Luck Shoes, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 2 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Penny Luck Shoes, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Penny Luck Shoes, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brian Munoz	2,840,000	Common Stock	80.0
Mark Munoz	710,000	Common Stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,550,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Penny Luck is at a major inflection point and needs capital to grow. We started this company out of a garage and we do not have the financial resources to keep up with the growth.

From 2017 to 2018 and present our assets have increased significantly. Penny Luck completed the build out of our third and fourth vehicle stores, purchased a 20 ft trailer to tow the Humvees to events across the nation and a 2018 Ford F-250 to haul with.

Penny Luck increased revene from $158,000 in 2017 to $244,163 in 2018 mainly because we were able to expand the business to have a broader presence and capture more market share. Our growth would have been signigicantly greater if we had the human capital and financial capital to keep up.

In 2017 Gross Margin was 84% and in 2018 Gross Margin dropped to 74%. The greatest factor that impacted this metric was a decline in sales of matching belts for shoes. Our Gross Margin for matching belts are 92.5%. We believe that with the development of our new belt style to a more modern design and the incorporation of the penny, our sales of belts will drastically increase. In addition, we anticipate COGS to decrease as we begin to increase both volume of sales and order volume.

Our marketing budget from 2017 to 2018 increase from $10,085 to $15,233. The driving force behind this increase was our implimentation of cost effective test to identify opportunities for advertising on digital platforms like, Google, Facebook, Instagram, etc.

Historical results and cash flows:

The first three years (2015-2017) Penny Luck grew by 4x every year. This was a result of having the financial means and human capital to keep up. Year four we realized that we needed to raise money when the business took over my entire house and the kids rooms turned into storage and inventory processing centers.

We believe that if we have the finacial capital to establish a sturdy foundation for the business our cashflows will increase exponentially. Penny Luck is operating with the bare minimum and will experience tramendous growth once we have the resources and people to keep up.

Our advertising and marketing budget in 2018 was $15,233 and we were able to generate $244,163 in sales. We anticipate increasing our budget by over 10x which will result in a significant increase in revenue. There are competitors in our catagory have a customer aqusition cost under $100. If we are able to match or beat that we will have a significant increase in sales and profit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have limited cash on hand.

We have a line of credit available through Kabbage for $32,500. Outstanding balance is $0.00.

We have a line of credit with Bancorp South for $201,500.00. Outstanding balance is $199,441.50

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are important for our growth however we have other funds available to our company operations. The money we raise through Startengine will be critical to fuel our growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. Penny Luck will continue without the funds from this campaign and the amount we raise from the campaign will only provide further support for our growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to continue it's operation if we raise the minimum investment for the next 6 months. This is based on the current expenses of the company and our current revenues which to date we have achieved without any crowd fundraising.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal we will be able to run the company for the next 2 years. The question management will have to ask itself is, "How fast do we want to grow?" That will determine our cash burn rate and the level of profitability. The company may not have to raise more capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are a few additional future sources of capital that are possibilities for Penny Luck:

1. Friends & Family Investments: We have friends and family that are interested in investing and we hope will be our early supporters. As a capital resource, this is currently a potential estimate of $75,000 that may be available to the company if needed.

2. Customer Investment: There are a number of our 3,000+ customers that have offered to invest over the years and would be willing to write us a check. Not sure on the exact amount, but we believe it will matirially impact our raise through Start Engine.

3. Lines of Credit: Additional lines of credit from Kabbage.

4. Future competition entries or raising options like Shark Tank.

Indebtedness

- **Creditor:** Bancorp South
  Amount Owed: $199,441.50
  Interest Rate: 7.0%
  Maturity Date: April 30, 2020
  In 2017, the company entered into credit line agreement with BancorpSouth. The credit line amount was increased from year to year and it is currently at $201,500. The line of credit has an interest rate of 7%. As of December 31, 2018, and 2017, the outstanding balance on this line of credit was in the amount of $74,811 and $17,500.

- **Creditor:** Bancorp South
  Amount Owed: $38,346.00
  Interest Rate: 5.25%

Maturity Date: June 01, 2024

On June 1, 2018, the company entered a loan with BancorpSouth in the original amount of $50,699 to be used to purchase a company truck. The loan carries an interest rate of 5.25%, and matures after 72 payments in the amount of $822.94. As of December 31, 2018, the loan had an outstanding balance in the amount of $47,022.

- **Creditor:** Loan Builder
  Amount Owed: $53,688.00
  Interest Rate: 20.0%
  Maturity Date: December 02, 2021
  This was a loan taken December 2019 for $60,000.00 plus a 20% fee. The total was $71,584.56 and we have paid it down significantly.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,100,000.00

Valuation Details:

Our valuation is based on a number of factors including comparable company valuations, historical profits and our competitive advantages.

1. **Comparable Company Valuations.** Historical valuations for companies of similar size in the shoe category including the following:

Tecovas - $2.6 million seed round.

Nisolo - $1.2 Million seed round.

Helm - $3 million.

2. **Historical Profits.** The potential net profit of future earnings based on historical performance is a key factor to our valuation. In 2017 our revenue was $158,947.00 and in 2018 our revenue was $244,163.00. Taking into account our Costs of Goods Sold at $61,758.00 in 2018 and $25,413.00 in 2017, our total gross profit in 2018 was $105,534.54. The first three years Penny Luck grew by 4x every year until we hit an inflection point. We believe that by raising this capital Penny Luck will be able to continue a solid growth.

3. **Competitive Advantages.** The sustainability of our competitive advantages like trademarks, point of sale, first mover advantage, etc. protect us from competition replication our company playbook.

Our Penny On A Sole Trade Mark– Sustainable Competitive Advantage

Our Mission Partnerships To Give Back To Vets – Sustainable Competitive Advantage

Our Story – Sustainable Competitive Advantage

Our Humvees/Marketing Strategy - Competitive Advantage

Penny Luck has the first mover advantage in our catagory.

This valuation was created internally without a formal third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  Penny Luck needs to develop new styles to keep up with what our customers are demanding. Currently we find ourselves in a position of not having the resources to keep up with the potential growth of the company. The money raised will allow us to do just that.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  14.0%
  When we raise our maximum funding goal 14% will be used to hire a seasoned director of marketing and a marketing coordinator. This is where the company desperately needs to fill the void so we can maximize efficiency and capture market share.

- *Marketing*
  20.5%
  Penny Luck has laid the foundation on which to build on and maximize the ROI on marketing dollars. We will use marketing dollars to maximize the return on our gorilla marketing tactics through events and digital ads.

- *Operations*
  9.5%

Penny Luck recently grew out of our garage and lacks infrastructure to scale. We will use a portion of the proceeds to set the proper programs and tools in place to help us streamline the process of: order fulfillment, inventory management and tracking, payroll, accounting and sales tax.

- *Inventory*
52.5%
The bulk of money raised will be utilized towards inventory. Penny Luck must create a new line for women, which accounts for 75% of the shoe market. We will also expand our current mens line to include new styles and new colors (black).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pennyluckshoes.com (www.pennyluckshoes.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/penny-luck

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Penny Luck Shoes, Inc.

[See attached]

I, _Brian Munoz_ (Print Name), the _Founder_ (Principal Executive Officers) of Penny Luck Shoes, LLC, hereby certify that the financial statements of Penny Luck Shoes, LLC and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018, the amounts reported on our tax returns were total income of $-10,983; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _3 / 9 / 2020_ (Date of Execution).

_____ (Signature)

Founder (Title)

_3 / 9 / 2020_ (Date)

PENNY LUCK SHOES, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Penny Luck Shoes, LLC
Index to Financial Statements
(unaudited)

PENNY LUCK SHOES, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,088	18,655
Inventory	42,426	48,696
Total Current Assets	51,514	67,351
Non Current Assets		
Fixed Assets, net	85,394	27,661
Intangible Assets, net	3,470	3,633
Total Non Current Assets	88,864	31,294
TOTAL ASSETS	$ 140,379	$ 98,645
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Line of Credit	74,811	17,500
Total Current Liabilities	74,811	17,500
Non-Current Liabilities		
Truck Loan	47,022	-
Total Non-Current Liabilities	47,022	-
Total Liabilities	121,832	17,500
Members' Equity		
Equity	45,623	53,797
Net Income	(27,076)	27,349
Total Members' Equity	18,547	81,145
TOTAL LIABILITIES & EQUITY	$ 140,379	$ 98,645

PENNY LUCK SHOES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 244,163	$ 158,947
Cost of Goods Sold	61,758	25,413
Gross Margin	182,405	133,534
Expenses		
Advertising and Marketing	15,233	10,085
General and Administrative Expenses	177,146	76,783
Total Expense	192,379	86,868
Operating Income/(Loss)	(9,975)	46,666
Depreciation	(14,947)	(18,942)
Amortization	(272)	(272)
Non Operating Expenses		
Interest Expense	(3,083)	(103)
Other (Loss)/Income	1,200	-
Total Other Income (Expense)	(27,076)	27,349
Deferred Income Taxes	-	-
Net income/(Loss)	$ (27,076)	$ 27,349

PENNY LUCK SHOES, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Members Equity Units	Members Equity Amount	Additional Paid- in Capital	Accumulated Earnings	Total Members' Equity
December 31, 2017	-	$ 81,507	$ -	$ (1,923)	$ 79,584
Contribution	-	-	-	-	-
Distribution	-	-	(25,788)	-	(25,788)
Net income (loss)	-	-	-	27,349	27,349
Balance at December 31, 2018	-	81,507	(25,788)	25,425	81,145
Contribution	-	-	(35,522)	-	(35,522)
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(27,076)	(27,076)
Balance at December 31, 2019	-	$ 81,507	$ (61,310)	$ (1,651)	$ 18,547

6

PENNY LUCK SHOES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (27,076)	$ 27,349
Depreciation	14,947	18,942
Amortization	272	272
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventory	6,270	(15,035)
Paypal loan	57,311	17,500
Net Cash Provided By Operating Activities:	51,723	49,028
Cash flows from Investing Activities		
Purchase of intangibles	(110)	-
Property and equipment	(72,680)	(5,383)
Net Cash used in investing activities	(72,790)	(5,383)
Cash flows from Financing activities		
Members Contributions/(Distributions)	(35,522)	(25,788)
Borrowings on loans	47,022	-
Net cash received from financing activities	11,500	(25,788)
Net (decrease) increase in cash and cash equivalents	(9,567)	17,856
Cash and cash equivalents at beginning of period	18,655	798
Cash and cash equivalents at end of period	$ 9,088	$ 18,655

NOTE 1 – NATURE OF OPERATIONS

Penny Luck Shoes, LLC was formed on March 31, 2015 ("Inception") in the State of Texas. The financial statements of Penny Luck Shoes, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Round Rock, Texas.

Penny Luck is a premium brand that offers hand crafted leather shoes with a customizable lucky penny on the sole. Penny Luck designs everything in house and we source our products from Leon, Mexico. W Penny Luck shoes are ethically sourced. At Penny Luck, we pride ourselves on spreading luck, not just to our customers, but to U.S. Veterans. Penny Luck is dedicated to hiring Veterans and giving them a place to foster their skills. Every penny on our shoes is placed by a Veteran.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of its products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2018, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Line of Credit

In 2017, the company entered into credit line agreement with BancorpSouth. The credit line amount was increased from year to year and it is currently at $201,500. The line of credit has an interest rate of 7%. As of December 31, 2018, and 2017, the outstanding balance on this line of credit was in the amount of $74,811 and $17,500.

Truck Loan

On June 1, 2018, the company entered a loan with BancorpSouth in the original amount of $50,699 to be used to purchase a company truck. The loan carries an interest rate of 5.25%, and matures after 72 payments in the amount of $822.94. As of December 31, 2018, the loan had an outstanding balance in the amount of $47,022.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On May 9, 2016, the company entered a commercial sublease agreement with Hot Dog Marketing, LLC for an office space. The monthly rent is $2,000 per month. The lease commences on May 1, 2016 and terminates on April 30, 2020.

As of December 31, 2018, and 2017, rent expense was in the amount of $25,507 and $29,641 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The company is own 100% by founder Brian Munoz.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 9, 2020, the issuance date of these financial statements.

On December 3, 2019, the company entered a loan in the amount of $60,000 with WebBank through Paypal. The loan has a total interest charge in the amount of $11,584.56, bringing the total repayment amount to $71,584.56. The company is required to make a weekly payment in the amount of $1,376.63 for 52 weeks.

The company is in the process of converting to a C Corp for its crowdfunding raise on StartEngine platform.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Get Funding Sign In

This offering is not live or open to the public at this moment.

Penny Luck

WEAR YOUR LUCK



$0.00 raised

0 Investors	**Closed** Days Left
% Equity Offered	**$7.1M** Valuation
Equity Offering Type	**$300.00** Min. Investment

INVEST NOW

Website Round Rock , TX FASHION & APPAREL

This Offering is eligible for the StartEngine Owner's 10% Bonus

Penny Luck is the shoe brand for American Dream Chasers. We hire disabled Vets to place lucky pennies on the soles so you can "wear your luck" as you chase the dream and give back to the men and woman who fought to protect it.



This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- 3,000 pairs of shoes sold with less than 5% Rate of Returns (industry average is 20%-30%)
- 84% and 74.7% Gross Margin in 2017 and 2018 respectively
- Five star reviews on our website on all products sold

"We are the brand for the American Dream chaser that gives back to the men and

women who have fought to protect it"

Designer & founder Brian Munoz sought to create a brand for the motivated entrepreneur while making a difference

Penny Luck designer & founder Brian Munoz was compelled to create a brand that embodied the three most important factors to become a successful entrepreneur: hard work, risk and LUCK.



With a family legacy in the shoe business, Brian and his brother Mark Munoz decided to build a brand that embodied the American Dream and gave back to the Veterans who protect it. Penny Luck's signature lucky penny soles make our brand unique. When you wear a pair of Penny Luck shoes, you wear your luck everywhere you go.





Brands aren't built for the American Dream or those that protect it

The idea of the "American Dream" centers on hard work and independence, there is no brand in the market that identifies with the cultural movement of entrepreneurship. Our opinion is that nothing out there speaks to both the motivation to achieve your goals and the luck it takes to get there.



" There is no brand that identifies with the cultural movement of entrepreneurship."

Furthermore, Veterans that protect the American Dream often lack the resources and opportunities to return to a stable life after serving. The Department of Veterans Affairs stated in a 2012 suicide data report that twenty-two Veterans a day commit suicide and 11% of the homeless population are Veterans, many of which struggle with PTSD.





THE SOLUTION

A men's shoe company with a lucky twist and a charitable mission

Providing modern comfort with a traditional aesthetic, our shoes and accessories allow our customers to wear their luck wherever they go by incorporating the American staple of luck -- the penny.



> "When you wear a pair of Penny Luck shoes, you wear your luck everywhere you go."

We partnered with the Purple Heart Foundation to donate a portion of our proceeds to help Veterans struggling with PTSD connect with available resources. Penny Luck also employs Veterans with PTSD in several roles throughout the company and every penny is placed by a disabled Vet. Brian's brother, Mark Munoz is spearheading the cause. He is a combat Veteran who served two tours to the Middle East as a Medic, earned a bachelors in psychology and is earning a Masters in Social Work to further the Penny Luck mission.


MILITARY ORDER PURPLE HEART SERVICE FOUNDATION



Growing sales in just a few years and notable contributions to veteran services

With over 3,000 pairs of shoes sold and 5-star reviews on our website on all of our products, Penny Luck has experienced growth since starting in 2015. This all was accomplished working out of a garage and organic word of mouth advertising.



Other milestones include:

- Approaching $1M in lifetime sales
- Year-over-Year Growth for Sales Revenue
- 3,000 + loyal customers that keep coming back for more
- Protected IP for a penny on a shoe by obtaining a trade dress from the

USPTO
- Hired 5 Vets with PTSD (1 full-time, 4 part-time)
- Donated $12,500 to the Purple Heart Foundation
- Launched 4 military vehicle stores

WHAT WE DO

We create hand-crafted leather shoes with a purpose

Penny Luck makes hand crafted leather shoes that incorporate a customizable lucky penny on the sole. We donate a portion of our proceeds to the Purple Heart Foundation and hire Vets to place the pennies on the shoes, package, and ship them.

In today's competitive landscape, we believe purpose driven companies have an upper hand on companies that are solely focused on image and design.

Penny Luck organically developed its purpose to give back to Veterans struggling with PTSD by the founder. He was motivated to help Veterans by his older brother who was a combat medic in the Middle East. This inspired him to partner with the Purple Heart Foundation to donate a portion of proceeds.

Penny Luck recognizes the American sentiment to give back to Veterans has been heavily amplified by the current political administration.

We will expand our efforts by seeking to hire as many Veterans as we are able. Our vision is to create a Veteran based team and help them to establish valuable skills and confidence in their professional abilities.



> " We are the brand for those brave enough to chase the American Dream and we give back to the Vets who have fought to protect it."

We have transformed demilitarized Humvees into mobile shoe stores. These Penny Luck Humvees travel across the country to premium events like polo matches, food and wine festivals, classic car auctions, fashion shows, etc.

For the past 5 years Penny Luck has heavily focused its resources in branding the company regionally in the Texas market. We have successfully achieved this goal in Dallas, Houston and Austin through trade shows, retail markets, e-commerce and strategic retail partnerships. The branding strategy has prepared these markets for Penny Luck to grow its market share. We successfully launched this concept for the 2017 holiday season generating $50K in only 3 months with $0 spent on marketing. We anticipate more similar performances once we raise our first round of financing and are able to develop new lines of product and secure a marketing budget.

Our demographic's purchasing habits makes our direct to consumer business strategy through online and events a perfect fit for our Humvee stores. These Humvee shops are instrumental to our growth for a number of factors:

- The vehicle identifies with our cause and immediately establishes brand recognition when seen by customers.
- Acts as a revenue-generating billboard that allows us to test markets without committing to long-term leases of traditional shoe stores.
- It is the ideal point of sale to introduce and perfect for our "fast custom" business model.

THE MARKET DISCLAIMER: THIS SECTION IS BASED ON OPINION OF THE COMPANY

Penny Luck caters to a broad customer base

In terms of market analysis, this section describes (1) the characteristics of customers expected to buy Penny Luck products and (2) the aspects of the company that appeal to our customer demographic. The information included below is based on our internal sales data and what years are selected on a majority of our pennies requested for shoes.

(1) Customer Characteristics. We have a broad spectrum of customers from young millennials compelled to purchasing our shoes because we help Veterans, to women seeking gifts for loved ones, but the bulk of our business are affluent baby boomers.

The baby boomer generation is the generation of children born between 1946 and 1964. They are retiring at a rate of 10,000 every 24 hours and are considered to be one of the wealthiest generations in human history with an estimated annual purchasing power of $1 trillion. While baby boomers represent a diverse group in terms of their age and life stages they all share one commonality – their interest in appearance.

We believe the baby boomers no longer desire an outdated fashion sense and are blurring the lines of age specific footwear creating a tremendous opportunity for a shoe company like Penny Luck. Having an in-depth understanding of the facts mentioned above, the company caters to this demographics contemporary wants and needs while remaining appealing to the younger generations.

Penny Luck was made with baby boomers in mind



The penny adds a touch of nostalgia

Classic styles

Proceeds donated to Purple Heart Foundation

Wider width shoe with memory foam for comfort

(2) Appealing Aspects. We believe Penny Luck as a company resonates well with the baby boomer customer for a number of reasons:

1. They are the penny loafer generation who become nostalgic when they see a

1. They are the penny loafer generation who become nostalgic when they see a penny on the sole instead of the top of the shoe, like the ones they wore as children.

2. This generation fought in the Vietnam War when soldiers returning home were held in contempt by civilians rather than appreciated as they are today. Additionally, PTSD was undiagnosed during this time. Penny Luck emphasizes respect for patriots and gives back to help Vets with PTSD making our brand relatable and our cause honorable.

3. Our classic styles, unique colors with a modern touch of design on the heel offers a perfect balance to their desires to stay fashionable.

4. Penny Luck shoes were developed to accommodate an aging foot using a D width mold and a memory foam style insert with a gel foam pad on the heel.



HOW WE ARE DIFFERENT

High-quality shoes that appeal to the American Entrepreneur-- while giving back

We believe Penny Luck has unique and authentic points of differentiation. While most companies that are not in the fashion business would focus their points of difference on the product they sell, Penny Luck focuses mainly on the feeling we sell. At the end of the day fashion is a feeling not a commodity. The "Points of Difference" – characteristics that make Penny Luck unique relative to competitors – fall into three important areas:

Company Story - It is a true story about our founder's pursuit of the American

Dream and resonates well with our target market. Sells inspiration.

Unique Concept – Incorporates the American staple of luck and gives significance to our story while making the wearer feel lucky. Sells luck.

Charitable Cause – Gives back to the men and women who protect the American Dream, U.S. Vets. Sells patriotism.



— Wear Your Luck —



The symbiotic relationship between Penny Luck's points of difference make for an impactful feeling for customers when they learn about the brand and wear our products. Brands before Penny Luck were built on the foundation of having one of the three characteristics mentioned above. For example, Toms was built on a charitable cause – buy a pair give a pair, Trask was established on the story of how the idea to make shoes from bison hide came to the founder on a fishing trip, and last but not least, the concept of shoes with multi colored LED lights that took America by a storm. Penny Luck embodies all three characteristics and is positioned to build a national brand.

Penny Luck's concept incorporates the American staple of luck, the company's story revolves around the American Dream and the company's charitable cause is geared towards supporting America's heroes. Seamlessly we believe the company has managed to differentiate itself by containing all three aspects that resonate with American consumers and their values. This will facilitate Penny Luck's mission to build a brand that is synonymous with the American Dream. When people close their eyes and think of the American Dream - we hope they will see Penny Luck.

THE BUSINESS MODEL

A direct-to-consumer business model and mobile stores

Penny Luck operates a direct-to-consumer business model with an 84% and 74.7% Gross Margin in 2017 and 2018 respectively. When someone orders a pair of shoes online, they are customized with the year of their penny, and shipped direct to the customer.



We sell our products both online and from our converted Humvee stores. By traveling with our Humvees to national events, we are able to make a profit and further our cause to hire Vets.





THE VISION

Expanding to women's shoes and becoming a nationally recognized brand

We have a vision to grow Penny Luck into a national brand in the next five years. First, we will expand our current men's line with new styles to include a dress sneaker and offer the color black for all of our current and future styles. Second, we will develop and introduce a full line of women's shoes.


PENNY LUCK

Women make up significant portion of the shoe market and has presented an opportunity for the Penny Luck brand. Third, accessories like wallets, belts, key chains etc. that incorporate a lucky penny. These products are high margin and will create an additional revenue stream for Penny Luck.

Penny Luck's Vision is to take full advantage of its brand potential while building a base from which other revenue sources can be mined – both in and out of traditional retail stores. These are detailed in 5 areas below:

1. Current Markets. The current Texas markets will be established and grown by expanding our event calendar and building a digital marketing team to capture and retain online business.

2. New Markets. By the end of next year we expect to expand our business efforts to new markets in other trend setter cities in neighboring states.

3. Customizations. Customization sales will include engraved initials, variety of sole options, shoelaces and placing customizable pennies on new products.

4. New Products. Penny Luck's brand presence will be expanded through the addition of new styles & sizes, a women's line of shoes and additional accessories.

5. Resoling Services. Penny Luck sells luxury footwear and is determined to provide an exceptional level of service. We have discovered a market for shoe care services and want to fill that need. Penny Luck will acquire the machinery and begin resoling worn shoes for customers in 2022. Additional sales revenue resulting from this is beneficial, but our primary goal is to increase the lifetime value of our customers, increase consumer confidence and customer retention.

OUR TEAM

The Vet and the Entrepreneur combined forces to build a brand with soul

Brian Munoz

The founder of Penny Luck Shoes, INC. has nearly a decade of experience working with 3 different start-up company's, two of which he founded. He has successfully built the company with a bootstrap budget for the past 5 years and implemented highly effective guerilla marketing tactics.

Brian's personal goal is to become a shining example of conscious capitalism and expand the definition of purpose driven companies to embody the philosophy of "teach a man to fish" rather than "give a man a fish".

Education: Majored in International Business from Pepperdine University -"Freely Ye Received, Freely Give," Matthew 10:8





Mark Munoz

Mark's personal goal has always been to help others. This drove him to become a U.S. Navy Corpsman and serve alongside Marines in Afghanistan and Iraq. After approximately 6 years of service, Mark sought to continue helping the people. Initially he served his community as a police officer. Recognizing that he was not sound because of PTSD, he strove to fix himself by earning a B.A. in Psychology. This degree was to be followed up by a master's in social work. Currently, he is the director of operation at Penny Luck Shoes. He currently satisfies his drive to help others by hiring emotionally disheveled Veterans and empowers them to transform into confident, more productive members of society.

WHY INVEST

We're looking for people to join us in expanding a promising brand with a mission

We are looking for like-minded people to help us grow a brand dedicated to the American Dream and those who protect it. Penny Luck has been underfunded, understaffed and overworked for the past five years. In spite of these obstacles, we have managed to build and grow our company to what it is today.




you wear your luck
everywhere you go."

With the money we raise here, we will finally be able to have the resources to actualize the true potential of Penny Luck and maximize our efforts in making a difference.

WHY PENNY LUCK KICKS A$$

THE MEAT AND POTATOES OF OUR AWESOMENESS!

Use blank text boxes** to add breathing room between sections. **(Delete all of the text in this field.)



OUR LEGACY

An orphan to Spanish immigrants, our


SHOE CO.

OUR PENNY

Similar to Christian Louboutin's Trademarked red bottom soles, Penny Luck has Trademarked the penny on our signature soles. By obtaining this intellectual property Penny Luck has trademarked the essence of what built a multi-billion dollar design, the Penny Loafer, and incorporated it into all of its products. We have taken it a step

An orphan to Spanish immigrants, our Grandfather Salvador Reynoso started his career in the shoe industry as an adolescent. Having to fend for himself he began sweeping floors for what was considered to be one of the largest shoe manufacturers in Mexico, La Canada. There he learned the art of shoe making. Eventually he ventured out on his own and immigrated to Santa Monica, California where he decided to take his shot at the American dream and open a shoe store of his own. He succeeded and remained in business for several decades until he retired in the 1970's.

Following in our Grandfathers footsteps we have picked up where he left off. In 2015, Founder Brian Munoz decided to carry the family legacy and set out to create a company the stayed true to the products his Grandfather once made by hand. In the region of Leon, Mexico he found artisan shoe makers that still upheld the traditional craftsmanship he was looking for. The same region his grandfather once sourced raw materials to make his shoes.

Penny Luck is designed in Austin, Texas where we are headquartered. All shoes are made in Leon then shipped to Austin where we hire disabled veterans to sell our shoes out of demilitarized Humvee's and place all the pennies on our soles.



further by allowing our customers to customize any year between 1920 to 2019.



OUR STYLE

Shown in the image above are shoes that were hand made by our Grandfather. Carrying on with the tradition we have stayed true to traditional styles that are timeless. We add our own unique touches to each pair of shoes with a sharp design on the backing, as well as, the color pallet.



OUR MARKETING STRATEGY

The events we participate in are heavily attended by our demographic and have been very lucrative for the company. This strategy has not only increased revenue but has fueled word of mouth and brand awareness for the Penny Luck brand.





WHO WEARS PENNY LUCK'S?



THE FUTURE OF PERSONALIZATION



OUR HUMVEE SHOPS

OUR CAUSE

Penny Luck Humvee shops were designed, engineered and built by the Founders. The Humvee's have a capacity to carry a minimum of 146 pairs of shoes and a maximum of 242 pairs of shoes. These shops act as revenue generating billboards for the Penny Luck brand and have laid a solid foundation for the company to grow on. Currently we have four vehicles ready to deploy to trend setter cities across the nation once we close our first round of financing.



Our Legacy In The Shoe Business

In the 1930's our Grandfather, Salvador Reynoso started his career in the shoes industry.



The Price Is Right

Featured on the Price Is Right for 8 episodes along side brands like Coach and Jimmy Choo.



Hells Kitchen Celebrity Chef - Aaron Sanchez

Aaron Sanchez get's a pair of Penny Luck's From our Humvee shop.



Create a women's line of shoes

*Anticipated



Born In ATX

In 2015, Penny Luck



Mike "The Miz" Mizz Mizanin

Mike "The Miz" wears a



Actor/Comedian Tim Allen Buys Penny Luck Shoes

Tim Allen purchased a



1930's

1950's

Our Grandfather Opens Shoe Store In Santa Monica

After decades of being a shoe cobbler our Grandfather opened his own shop in Santa Monica where he made shoes.

2015

In 2015, Penny Luck was launched in Austin, Texas from our garage.

2017

Partnered with the Purple Heart Foundation

We partnered with the Purple Heart Foundation to help Veterans struggling with PTSD

2017

2018

DL Huguely

Wears a Pair of Penny Lucks.

2018

Mike "The Miz" wears a pair of Penny Luck's on his reality television show Miz & Mrs.

2019

Obtained Trade address for a penny on a sole from the USPTO

Trademark for a penn on a sole was grante to Penny Luck.

2019

2019

Wendy Williams Show

Penny Luck's were worn By Dr. Drew Pinsky on the Wendy Williams Show.

2020

Tim Allen purchased a pair of our shoes from our Penny Luck Humvee shop.

April 2020

Close our first round of funding

*Anticipated

September 2020

2020

Hire two more Vets

*Anticipated

In the Press



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Meet Our Team







Brian Munoz

Founder/CEO

The founder of Penny Luck Shoes, INC. has nearly a decade of experience working with 3 different start-up company's, two of which he founded. He has successfully built the company with a bootstrap budget for the past 5 years and implemented highly effective gorilla marketing tactics.

Brian's personal goal is to become a shining example of conscious capitalism and expand the definition of purpose driven companies to embody the philosophy of "teach a man to fish" rather than "give a man a fish".

Education: Majored in International Business from Pepperdine University -"Freely Ye Received. Freely Give." Matthew 10:8



Mark Munoz

Director of Operations

Mark's personal goal has always been to help others. This drove him to become a U.S. Navy Corpsman and serve alongside Marines in Afghanistan and Iraq. After approximately 6 years of service, Mark sought to continue helping the people. Initially he served his community as a police officer. Recognizing that he was not sound because of PTSD, he strove to fix himself by earning a B.A. in Psychology. This degree was to be followed up by a master's in social work. Currently, he is the director of operation at Penny Luck Shoes. He currently satisfies his drive to help others by hiring emotionally disheveled Veterans and empowers them to transform into confident, more productive members of society.





Meagan k. Munoz

Communications Manager

Meagan Munoz is the Communications Manager for Penny Luck. Meagan graduated as a communications major from UCSB. She has a wide range of professional experience in crises management, public relations and branding for fashion companies.

Offering Summary

Company :	Penny Luck Shoes, Inc.
Corporate Address :	1490 Rusk Rd. #102, Round Rock , TX 78665
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	53,500
Price per Share :	$2.00
Pre-Money Valuation :	$7,100,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Perks*

Early Bird Bonuses:

First 7 days - 10% Bonus Shares

Next 14 days - 5% Bonus Shares

All investors

Will receive a personal letter from Brian thanking investors for their participation.

Investments of $500 or More

Will also receive a Penny Luck Key Chain.*

Investments of $1,000 or More

Will also receive a special edition Penny Luck "owners" shirt.*

will also receive a special edition Penny Luck "Owners" shirt.

Investments of $2,500 or More

Will also receive one pre-release certificate entitling them to one pair of shoes from our future 2021 collections.**

Investments of $5,000 or More

Will also receive 5% bonus shares and one certificate entitling them to the "Original Investors Club" allowing for early access to new designs and 40% off full priced purchases for life.**

Investments of $25,000 or More

Will also receive 10% bonus shares and one certificate entitling them to one pair of a limited edition "Original Investor Shoe Collection" to be a one of a kind, Brian Munoz design with a lucky twist.**

All perks occur after the offering is completed. Shipping is prepaid for U.S. only.

*** "Original Investor Club" discounts will apply only to non discounted products and may be subject to shipping and handling costs. Excludes: customizations, personalizations, resolving costs or any costs associated with charitable donations. Quantity of purchases subject to limitations.*

The 10% Bonus for StartEngine Shareholders

Penny Luck Shoes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Penny Luck Pitch

Brian Munoz:
We are Penny Luck and we've partnered with the Purple Heart Foundation to make a difference in the lives of vets struggling with PTSD. At Penny Luck, we make a full leather shoe and we put a penny on your sole. Heads on the right, tails on the left so you can wear your luck. You can customize any year you want, all the way back to 1920. The cool part about that is that we hire combat disabled vets to place every penny on the shoe and we donate $29 to the Purple Heart Foundation every time you customize it. The whole concept behind the brand is we're the shoe for the American dream chaser so you can wear your luck as you chase the dream and give back to those men and women who have fought to protect it.

Brian Munoz:
Straight out of college I started a company. Did it for about four years, and unfortunately it didn't go anywhere, but I went around pitching a lot of heavy hitter investors who I always asked how they got to where they are. And they always gave me a response that consisted of three things, hard work, risk, and luck. When my company went under, I realized that it was due to luck. So when I started this shoe company, I wanted to incorporate the American staple of luck, which is the penny to create the shoe brand for the American dream chaser. After a long conversation with my brother, who was a combat vet struggling with PTSD, he brought to my attention that the American dream would not be possible without the men and women who fought to protect it, and my brother and I combined our forces to create Penny Luck.

PENNY LUCK EVENT SET UP

Demo video showing set up of Penny Luck Humvee pop-up shop at an event

WHO WEARS PENNY LUCK'S

Speaker 1:
What's up guys? So we're at Barrett-Jackson today selling some shoes, and guess who came to visit us?

Tim Allen:
Hey listen, I have never been in more uncomfortable shoes. I've been forced to buy... Money well spent, penny wise, whatever it was, no. It's delightful, great people here that worked here, sold us shoes. I came to see cars, and I'm walking, it makes no sense. But anyway, I'm so happy to be here.

Speaker 1:
Thank you, Tim. Appreciate it. Super cool guy,

DL Hughley:
Hey, Brian Munoz. Thanks for the spectacular shoes. Thank you for the work you're doing for veterans. You hire all veterans, and you make a dope shoe. This is so beautiful, man. It's beautiful what you're doing and a beautiful shoe. So I get the best of both worlds.

Speaker 1:
All right, guys, here at the store today, and then we got a special visitor.

Mike Mizanin:
I'm here. Most must see WWE superstar of all time, The Miz. They got my shoes.

Speaker 1:
Let's do this.

Wendy Williams:
... Dr. Drew After Dark, please give it up for my long time friend, Dr. Drew Pinsky. Shoe cam please.

Drew Pinsky:
Oh yes, thank you.

Wendy Williams:
Put your feet on those three.

Drew Pinsky:
I came prepared today. I'd always forgotten about the shoe cam until...

Penny Luck Humvee Shop

Montage of mobile Penny Luck Humvee shop

Penny Luck Tattooing Shoes

Speaker 1:
We are Penny Luck. Our vision for Penny Luck is to expand our cause to hire more veterans and offer a fully customizable shoe where you're able to tattoo any image onto our current men's line and future women's selection.

Our Cause

Brian Munoz:
What's up guys. My name is Brian Munoz and I own Penny Luck Shoes and my favorite thing about my company is that we put a penny on your soul. Heads on the right, tails on the left. So

you can wear your luck. That's right.

Brian Munoz:
No, but in all honesty, I think what I mostly value about my company is that we partnered with the Purple Heart Foundation and we're really working hard to hire more combat veterans. And actually our first combat veteran that we ever hired is here tonight and I would like to acknowledge him if you guys don't mind and give a round of applause to Mike Pacheco.

Brian Munoz:
Thank you for everything you do, Mike.

Charles Calabrese:
If it wasn't for Penny Luck I honestly don't know where I'd be right now. I was working a career job and it was horrible. I was going home sick every day. I was living off Immodium and Advil every single day. Yeah, I was making good money but it sure as hell wasn't worth the pain and anguish and the frustrations and all the stuff I was going through with my wife. It was just not worth it. And then Penny Luck came along and changed all that. I'm much happier. My marriage is better. It's been my saving grace.

Mark Munoz:
I'm Mark Munoz, I'm Brian's brother. And what we do at Penny Luck on my side is we take veterans who have experienced, let's just say, I don't know, a little bit of stress in their lives. Personally, I've been to Iraq and Afghanistan and yeah, been there, done that, let's just say.

Mark Munoz:
And so when I came back, my situation wasn't as positive, as good as, you know, we'd like it to be. And my brother invited me to join him in this journey and he was able to pull me out from an ugly, dark place. And so far I've actually been able to return that favor, if you will, I've been able to help a handful of veterans, a couple of veterans, come out of that similar dark place, if you will, and turn them into prosperous, good people. And that is so fulfilling.

Mark Munoz:
So, when I did serve in the armed forces, I was a Navy corpsman. So, when I joined, it was kind of funny, because I joined to see the world, I was in the Navy. Like trying to yeah, just jump on a boat and visit Greece and Italy and whatnot. And I didn't get to do that. In fact, I was never on a boat, almost six years of service, never on a boat. And I ended up being a medic, main corpsman, serving with the Marines. So the reason I never went on a boat was because I was always in the same box. You know, I always walking up mountains looking for Osama bin Laden everywhere.

Mark Munoz:
At the time I complained like no other. But honestly I wouldn't change my experiences for the world. I mean, it was intense and it's what makes me the person I am today. So, I love it. Yeah, I very much appreciate my experiences.

Mark Munoz:
So anyhow, we at Penny Luck want to provide that type of environment for transitioning

veterans, veterans reincorporating themselves back into civilian life. So, if my brother was able to do it for me, we've done it a couple of times quite successfully, and that's our business model. We aim to retransition or reincorporate veterans to be efficient and quality effective members of society. So yeah, that's the aim, that's the goal.

Mark Munoz:
And so, I've got a degree in psychology, halfway done through masters in social work and yeah, this is how I chase my American dream. Thank you bro.

Charles Calabrese:
When I first started working there, I had some issues and I reached out to Brian and he was like, "hey, let's have lunch." He sat down and listened to me. I was about crying talking to him, and he was super supportive. And I laid out all my issues. I'm a lot healthier now and I've been actually going to the gym now, which they've been so very supportive of. If I have any questions, comments, concerns, I need to go to the doctor, my daughter's sick, they're super accommodating because they actually care about us veterans and the employees rather than just be a moneymaker.

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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